Annual Statement as to Compliance

For the Year Ended December 31, 2023 (the “Reporting Period”)

Citigroup Commercial Mortgage Trust, Series 2018-C6

Pursuant to Section 3.01 (37) of the Subservicing Agreement governing the referenced transaction (the “Servicing Agreement”), as an authorized officer of Berkadia Commercial Mortgage LLC (“Berkadia”), I hereby attest that:

i.
A review of the activities and performance of Berkadia as Subservicer during the (reporting period) period has been made under my supervision.

ii.
To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia Commercial Mortgage LLC,

Mark E. McCool

President

February 10, 2024

Inv. 888 Lib. A